UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
SPECIALIZED DISCLOSURE REPORT
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PERMIAN RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)
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Delaware	001-37697	47-5381253
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 N. Marienfeld St., Suite 1000
Midland, Texas 79701
(Address of principal executive offices, including zip code)
John C. Bell
Executive Vice President and General Counsel
(432) 695-4222
(Name and telephone number, including area code, of the person to contact in connection with this report.)
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Securities registered pursuant to Section 12(b) of the Act:
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE
Item 2.01 Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
Permian Resources Corporation is an independent oil and natural gas company headquartered in Midland, Texas and focused on the responsible acquisition, optimization and development of high-return oil and natural gas properties. Our assets and operations are concentrated in the Permian Basin in West Texas and New Mexico. The specified payment disclosure required by Item 2.01 of Form SD is included as Exhibit 2.01 hereto.
SECTION 3 - EXHIBITS
Item 3.01 Exhibits
The following exhibit is included as part of this Form SD.

Exhibit No.	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PERMIAN RESOURCES CORPORATION

By:	/s/ GUY M. OLIPHINT
Guy M. Oliphint Executive Vice President and Chief Financial Officer

Date:	September 25, 2024